EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF TOYOTA MOTOR CREDIT CORPORATION (“THE SERVICER”)

I, Chris Ballinger, certify that:

(a)   A review of the Servicer’s activities and of its performance under the applicable sale and servicing agreement during the period from May 5, 2010 to December 31, 2010 has been made under my supervision.

(b)   To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 29, 2011

/S/ CHRIS BALLINGER
Chris Ballinger
Group Vice President and
Chief Financial Officer of
Toyota Motor Credit Corporation, as Servicer of the Toyota Auto Receivables 2010-A Owner Trust